

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2025

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Compound Real Estate Bonds, Inc.**
> **Post-Qualification Amendment No. 7 to**
> **Offering Statement on Form 1-A**
> **Filed April 11, 2025**
> **File No. 024-11848**

Dear Inderjit Tuli:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Seventh Amended Preliminary Offering Circular dated April 11, 2025

General

1. We note your response to prior comment 3. While we do not have any further comments at this time regarding your response, please understand that our decision not to issue additional comments on this topic should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter. Finally, we note that Rule 12g5-1(a)(7) of the Exchange Act only applies to securities issued in a Tier 2 offering pursuant to Regulation A.

Risks Related to Our Company, page 10

2. We note your response to our prior comment 3 in your letter dated March 21, 2025. Please clarify by quantifying the number of bonds initially issued at 8.5% APY starting in April 2024. Because you had not updated your offering statement to reflect the interest rate on the bonds issued in April 2024 onward, those offerings do not appear to have been offered pursuant to Regulation A. As such, please specifically

address the risks related to the bonds offered starting in April 2024, before the pending post qualification amendment is qualified, including Section 5 liability.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Arden Anderson, Esq.